Exhibit 99.1

GasLog Partners LP Announces Election of Director at 2020 Annual Meeting of Limited Partners

Piraeus, Greece – May 14, 2020 – GasLog Partners LP (the “Partnership” (NYSE: GLOP)), a master limited partnership focused on owning, operating and acquiring liquefied natural gas (“LNG”) carriers, announced the election of Pamela M. Gibson, as a Class II Director, at the Partnership’s annual meeting of limited partners held today.  Ms. Gibson is to hold office until the 2023 annual meeting.

Limited partners also ratified the appointment of Deloitte LLP as the Partnership’s independent auditors for the fiscal year ending December 31, 2020.

About GasLog Partners LP

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at 69 Akti Miaouli, 18537, Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com

Contact:

Joseph Nelson

Head of Investor Relations

Phone: +1-212-223-0643

Email: ir@gaslogmlp.com